ELOQUENT, INC.
1730 El Camino Real, 3rd Floor
San Mateo, CA 94402

August 15, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Eloquent, Inc. — Request for Withdrawal of Registration Statement on Form S-3 Filed October 5, 2001, as amended December 11, 2001, April 23, 2002, June 3, 2002 and June 20, 2002, File No. 333-71064

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Eloquent, Inc., a Delaware corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-71064 (the “Registration Statement”), together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2001, as amended by Amendment No. 1 on December 11, 2001, Amendment No. 2 on April 23, 2001, Amendment No. 3 on June 3, 2002, and Amendment No. 4 on June 20, 2002. The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement.

     The Registration Statement was intended to register for resale shares issued in connection with the Company’s acquisition of Rebop Media, Inc. This withdrawal request is being made because the Company is no longer contractually obligated to register the shares for resale. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Please forward a copy of the Order Withdrawing the Registration Statement to Cooley Godward LLP, counsel for the Company at (415) 951-3699, attention Edward Deibert, as soon as it is available. If you have any questions regarding this application, please contact Edward Deibert at (415) 693-2152 or the undersigned at (650) 294-6500.

Very truly yours,

/s/ R. John Curson

R. John Curson Chief Financial Officer

cc:	Celeste M. Murphy, Division of Corporate Finance (via facsimile and overnight courier)
Edward Deibert, Cooley Godward LLP (via facsimile)